

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 20, 2008

<u>VIA U.S. Air Mail</u>
Jacques Mot
Chairman, President and Chief Executive Officer
New Generation Holdings, Inc.
245 Park Avenue
New York, NY 10167

     Re: **New Generation Holdings, Inc.**
          Preliminary Proxy Statement on Schedule 14A
          filed April 30, 2008
          File No. 000-24623

Dear Mr. Mot:

     We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive and Director Compensation, page 9

Summary Compensation Table, page 9

1.   We refer you to Item 402(a)(3)(ii) of Regulation S-K. Please revise to include
        reference to the total amount of compensation paid to Mr. Scherne during the
        fiscal year ended December 31, 2007. In this regard, we note disclosure that Mr.
        Scherne was retained as the company's interim chief financial officer as of
        February 2006.

Outstanding Equity Awards at Fiscal Year End, page 10

2.   We refer you to the summary compensation table and the footnotes accompanying
        the table in which you disclose the award of an option to Mr. Mot which vests
        over the course of three years from the date of the grant. Consistent with the
        requirements of Item 402(p) of Regulation S-K, please reconcile the disclosure in
        the footnote with your disclosure under this heading in which you disclose that
        there are no equity awards outstanding as of the most recent fiscal year end.

Proposal 2, page 11

3.   Please revise to indicate the consequence of the split with respect to shareholders
        with fractional shares. For example, advise us of whether holders of fractional
        shares will receive cash or shares post-split. We may have further comment.

4.   We call your attention to Rule 10b-17, which you should consult in connection
        with the process of implementing any reverse stock split.

5.   Disclose in a table or other similar format the number of shares of your common
        stock that will be: (i) issued and outstanding; (ii) authorized and reserved for
        issuance; and (iii) authorized but unreserved as a result of the adoption of the
        reverse stock split. Please also discuss in greater detail the dilutive effects of the
        reverse stock split on your current shareholders.

6.   As you note, the reverse stock split would result in an increased number of
        authorized but unissued shares of your common stock. Other than the issuance of
        stock to Mr. Mot following the automatic conversion of his Series B Preferred
        Stock upon the filing of the revised charter, describe any other current plans,
        proposals or arrangements to issue any of the additional shares. For example,
        describe any proposals or plans, whether written or unwritten, to acquire any
        business or engage in any investment opportunity with the additional shares.

7.   Please disclose other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences.   Disclose whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.   Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

          Sincerely,

          Anne Nguyen Parker
          Branch Chief

cc: via facsimile
       Alan Ederer, Esq.
       516-977-3056